                                                                    EXHIBIT 12.2

                     Duquesne Light Company and Subsidiary

           Calculation of Ratio of Earnings to Combined Fixed Charges
            and Preferred and Preference Stock Dividend Requirements
                             (Thousands of Dollars)



                                                                              Year Ended December 31,
                                          Three Months Ended                  -----------------------
                                            March 31, 1996       1995       1994       1993       1992       1991
                                          -------------------  ---------  ---------  ---------  ---------  ---------
FIXED CHARGES:
  Interest on long-term debt                    $20,925        $ 89,139   $ 94,646   $102,938   $119,179   $127,606
  Other interest                                    827           2,599      1,095      2,387      1,749      1,773
  Amortization of debt discount,
   premium and expense-net                        1,526           6,252      6,381      5,541      4,223      3,892
  Portion of lease payments
   representing an interest factor               10,886          44,386     44,839     45,925     60,721     64,189
  Preferred and Preference Dividends              1,560           7,374      9,355     14,368     17,940     18,307
                                                -------        --------   --------   --------   --------   --------
        Total Fixed Charges                     $35,724        $149,750   $156,316   $171,159   $203,812   $215,767
                                                =======        ========   ========   ========   ========   ========

EARNINGS:
  Income from continuing operations             $36,749          $151,070   $147,449   $144,787   $149,768   $143,133
  Income taxes                                   17,039*           92,894*    84,191     77,237    110,993    104,067
  Fixed charges as above                         35,724           149,750    156,316    171,159    203,812    215,767
                                                -------          --------   --------   --------   --------   --------
        Total Earnings                          $89,512          $393,714   $387,956   $393,183   $464,573   $462,967
                                                =======          ========   ========   ========   ========   ========

RATIO OF EARNINGS TO COMBINED FIXED
 CHARGES AND PREFERRED AND PREFERENCE
 STOCK DIVIDEND REQUIREMENTS                       2.51              2.63       2.48       2.30       2.28       2.15
                                                =======          ========   ========   ========   ========   ========

     Duquesne's share of the fixed charges of an unaffiliated coal supplier, which amounted to approximately $.8 million for the three months ended March 31, 1996, has been excluded from the ratio.

*Earnings related to income taxes reflect a $3.0 million decrease for the three months ended March 31, 1996, and a $13.5 million decrease for the twelve months ended December 31, 1995, due to a financial statement reclassification related to SFAS 109. The Ratio of Earnings to Combined Fixed Charges and Preferred and Preference Stock Dividend Requirements absent this reclassification equals 2.59 and 2.72 for the three months ended March 31, 1996 and the year ended December 31, 1995, respectively.